EXHIBIT A

January 17, 2007

Michael Costa

Merrill Lynch & Co., Inc.

4 World Financial Center

250 Vesey Street

New York, New York 10080

Christina Mohr

Citigroup Global Markets, Inc.

388 Greenwich Street, 36th Floor

New York, New York 10013

Dear Michael and Christina;

In response to your letter of December 15, 2006, we are pleased to submit our proposal for the acquisition of the Tribune Company (“Tribune”) and the concurrent spin-off of certain of Tribune’s broadcast and entertainment businesses (collectively, the “Transaction”). The Transaction will provide Tribune’s stockholders other than the Chandler Trusts and certain entities affiliated with Tribune (as described in the accompanying draft Merger Agreement) $19.30 in cash and all of the outstanding shares of a newly formed company (“Tribune Broadcasting”) that will hold Tribune’s broadcasting businesses. We believe that with the Tribune Broadcasting shares, the aggregate value distributed to Tribune stockholders will be approximately $31.70 per share.

The structure contemplated by our proposal provides unique advantages to Tribune stockholders as compared with other alternatives by:

(i)	providing a premium valuation to both the unaffected trading price of Tribune stock and the value of the publishing business to be acquired,

(ii)	enabling Tribune’s stockholders (other than the Chandler Trusts) to retain the full operating and strategic appreciation potential for the broadcasting business,

(iii)	enabling the separation of its publishing segment from its broadcasting and entertainment segment without the incurrence of tax, and

(iv)	eliminating the potential for significant regulatory delays as the result of the Federal Communications Commission’s (“FCC”) cross-ownership rules.

Premium to Unaffected Market Price

Importantly, our proposal represents a significant premium to the unaffected trading value of Tribune common stock. The stock has been trading at an artificial level since the announcement of Tribune’s tender offer in June of 2006. As a result of the publicity surrounding the disagreements between Chandler Trust No. 1 and Chandler Trust No. 2 (the “Chandler Trusts”) and Tribune management and the public nature of this process, it has been widely observed that the current market price of Tribune common stock is inflated by the expectation of a transaction. In an undisturbed market, the true value of Tribune common stock would be substantially less than its current market price.

One indication is that since the announcement of the tender offer on May 30th, Tribune stock has risen 9.4%, despite a further reduction in earnings estimates for the year.

We believe that the value embedded in our proposal represents a premium of approximately 18% to the estimated unaffected trading price of Tribune while also retaining for Tribune’s stockholders (other than the Chandler Trusts) the full operating and strategic appreciation potential for the broadcasting business. Tribune currently trades at 8.7x 2007E EBITDA as compared to 8.2x for McClatchy and a median of 8.5x for the newspaper composite group. Lauren Fine recently stated in her report on Tribune: “We believe that an Enterprise Value / EBITDA valuation makes sense at a discount [to the peer group] given Tribune’s larger market exposure.” At an 8.0x 2007E EBITDA multiple, a small discount to the median of the newspaper composite group, the Tribune unaffected stock price would be $27 per share.

Valuation of Tribune Broadcasting

The spin-off of Tribune Broadcasting as a separate company (the “Spin-Off”) will unlock substantial value for Tribune stockholders other than the Chandler Trusts and is an important component of our overall proposal. We believe that our valuation is sufficiently conservative that there is meaningful possibility that the ultimate value per share will significantly exceed our estimates.

For the purposes of our analysis, we have considered Wall Street research and estimates provided by Tribune management for 2007 EBITDA, which we believe is the appropriate trading metric to value Tribune Broadcasting in the Spin-Off. We have also analyzed the public market trading valuations for comparable television broadcasting companies, including Hearst-Argyle, Lin Television, Gray Television and Sinclair Broadcasting Group. We have also considered a benchmarking analysis as shown below.

($ in millions)	Hearst- Argyle	Lin Television	Sinclair	Gray Television	Median	Illustrative Tribune Broadcasting(1)
Ent. Value / 07E EBITDA	13.4x	13.7x	10.4x	11.4x	12.4x	11.0x
Price / 07E FCF	19.0x	8.1x	—	19.0x	19.0x	14.7x
Debt / Total Cap	29.3%	64.7%	58.9%	70.8%	61.4%	51.3%
Equity Market Cap	$2,425.0	$535.9	$970.2	$331.3	753.1	$2,411.0
06-07 EBITDA Growth	(9.7%)	(15.6%)	(5.6%)	(13.1%)	(11.4%)	(2.1%)
06-08 EBITDA CAGR	5.7%	(1.2%)	6.2%	6.7%	5.9%	5.4%
07E EBITDA Margin	34.0%	27.0%	34.6%	34.6%	34.3%	28.7%
Market Ranks	5 – 125	25 – 191	12 – 117	58 – 190	—	1 – 54
# of Stations	28	35	58	36	35	23

Source: Equity Market Cap as of 12-Jan-2007. Estimates per IBES as of 12-Jan-2007. Stations per 10-K (31-Dec-2005) for Hearst-Argyle, LIN Television and Gray Television and per 10-Q (30-Sept-2006) for Sinclair.

(1)	Estimated Tribune Broadcasting EBITDA includes $23 million of standalone corporate overhead.

In light of this analysis, at approximately 11.0x 2007E EBITDA and 14.7x 2007E Free Cash Flow, $12.40 per share represents a conservative estimate for the fully-distributed public trading value of Tribune Broadcasting.

Tribune Broadcasting has significant strengths which should be recognized in its market valuation including:

•	largest pure-play public broadcasting company,

•	top 25 market focus,

•	competitive position in the three largest U.S. media markets (NY, LA and Chicago),

•	ownership of the last remaining superstation,

•	significant anticipated performance uplift in 2008 due to the introduction of new syndicated programming (late 2007) and the full year effects of the CW Network conversion,

•	the embedded value of its retransmission consent rights,

•	lower leverage relative to its peers, and

•	capital structure that enables substantial payout of free cash flow in the form of dividends to common equityholders.

These factors could well lead to a higher trading valuation than that which we have included in our proposal.

In addition to the valuation of the Tribune television stations, we also believe the market will be able to value the 31.3% equity stake in the Television Food Network (“TV Food”). TV Food has experienced substantial growth over the past few years and is expected to end 2006 with over $420 million in revenue and $265 million of EBITDA. There are publicly available forecasts of revenue and EBITDA within equity research analyst reports on The E.W. Scripps Company (“Scripps”), and Scripps provides actual revenue and operating profit data for TV Food within its audited financial results. Based on publicly traded cable television channels (e.g., Discovery Holdings, Crown Media, Corus Entertainment and Outdoor Channel), and the equity research estimates for the value of TV Food, we believe Tribune’s 31.3% interest in TV Food is worth at least $700 million.

In the event Tribune’s Special Committee does not feel this value would be recognized within Tribune Broadcasting as a stand-alone publicly traded company, we would consider acquiring TV Food at this valuation for cash.

Our proposal contemplates that Tribune Broadcasting would incur debt prior to the spin-off, with the cash proceeds to be retained by Tribune and used as cash consideration in the merger. The table below reflects our estimated fully-distributed trading value for Tribune Broadcasting after the incurrence of debt equal to 6.75x 2007E EBITDA.

2007E EBITDA Multiple	11.0x
2007E EBITDA	$386.2
Tribune Broadcasting Enterprise Value	$4,248.2
Less: Net Debt	$2,538.2
Plus: Value of TV Food	$700
Tribune Broadcasting Equity Value	$2,410.0
Equity Value Per Share	$12.40

The proposed transaction structure will enable Tribune stockholders, following the Spin-Off, to participate in any premium valuation achieved through a subsequent transaction with either a strategic or financial buyer of Tribune Broadcasting. This upside value potential would not be available in an all-cash sale of the Company. To illustrate the significance of this possibility, the New York Times recently sold its television broadcasting assets to Oak Hill Capital Partners for $575 million in cash, or approximately 15x average 05/06 EBITDA (to normalize for significant political advertising in 2006). For Tribune Broadcasting stockholders, each multiple point premium above the stated value of 11.0x EBITDA would generate approximately $2.00 of value per Tribune Broadcasting share.

Premium Valuation for Publishing Business

Our proposal reflects payment of a substantial premium for Tribune’s publishing business (“Tribune Publishing”), relative to its stand alone public market trading value and the price paid in the most recent sale of a major metropolitan market newspaper. We analyzed public market trading metrics for the following pure play newspaper and select mixed media companies.

	Equity Value / 2007E Free Cash Flow Multiple	Implied 2007E Free Cash Flow Yield
McClatchy Company	9.0x	11.1%
Lee Enterprises	7.3x	13.7%
Gannett	9.6x	10.4%
New York Times	9.5x	10.5%
Belo Corp.	9.1x	11.0%
Median	9.1x	11.0%

We believe the most comparable pure play publicly traded newspaper company would be McClatchy Company (“McClatchy”). Despite the sale of several assets following its acquisition of Knight Ridder, McClatchy still owns the most comparable group of metropolitan market newspaper assets (e.g., Miami, Sacramento, Ft. Worth, Charlotte, etc.). However, given Tribune’s larger exposure to major metropolitan markets, the faster pace of erosion of individual paid circulation and the increased threat of competition from the Internet, we believe Tribune Publishing would trade at a discount value to McClatchy. McClatchy currently trades at 9.0x 2007 estimated free cash flow, or an 11.1% free cash flow yield. It is worth noting that the median of the newspaper peer group is also 9.1x 2007 estimated free cash flow. Assuming a comparable equivalent trading multiple and free cash flow yield to McClatchy and the newspaper peer group, Tribune Publishing would be valued at approximately $6.82 per share. Our proposal represents an approximate 33% premium to this value.

Another approach to estimating the potential trading value for Tribune Publishing would be to assume the adoption of a high dividend oriented policy. Assuming a 7% annual dividend yield, a yield which will attract income oriented investors and provide a support level for the stock, and an annual free cash flow payout ratio of two-thirds of total free cash flow, the estimated value of Tribune Publishing would be $7.20 per share. Our proposal represents over a 25% premium to this value.

	Illustrative Trading Value		Our Proposal
	Comparable Companies	High Dividend Payout Ratio (3)
2007E FCF Multiple	9.0x	9.5x	12.2x
Implied FCF Yield	11.1%	10.5%	8.2%
Implied Equity Value(1)	$1,653	$1,745	$2,207
Implied Price Per Share(2)	$6.82	$7.20	$9.10

% Premium to Standalone			26 – 33%

(1)	Based on 242.3 million and 242.8 million fully-diluted shares outstanding in trading value and Trust proposal, respectively. Assumes $5.1 billion of total debt (net value of PHONES liability).
(2)	Excludes $558 million of value for Chicago Cubs and 25.3% stake in Comcast SportsNet Chicago.
(3)	Assumes a 7% annual cash dividend yield and 67% free cash flow payout ratio.

Another relevant valuation benchmark is the most recent sale transaction of a major metropolitan market newspaper. In December 2006, McClatchy sold the Minneapolis Star-Tribune to Avista Capital Partners for $530 million, including the value of a very substantial piece of real estate. Craig Huber of Lehman Brothers reflected on its historical low multiple of enterprise value to EBITDA, and described the transaction as “the second seminal event” for the newspaper industry this past year.

In addition to the factors above, in determining our proposal we have considered the following:

•	the $269 million of change of control payments to be made upon completion of the Transaction;

•	the continued decline in operating results for Tribune Newspapers (projected results were reduced in mid-December and then not achieved);

•	the continued downward pressure on newspaper valuations generally, as evidenced by the most recent sale of a major metropolitan newspaper and its historically low sales price (as a multiple of EBITDA); and

•	the improved outlook for broadcast television and the improved trading multiples for broadcast stocks (specifically, the four most comparable television broadcasters have increased 6.4% since our early December 2006).

Information Requested in Bid Letter

A number of factors have prevented us from completing negotiations of definitive agreements and all of the required due diligence at this time. Specifically, we note that the separation of the two principal Tribune business segments necessitated substantially different documentation from the forms Tribune provided to bidders, required consideration of separate company financial statements which we understand have not been prepared, and necessitated “due diligence” review of information relating to the proposed separation beyond that prepared by Tribune for a “whole company” transaction. Also, the timing of your bid process is such that we have not received final fourth quarter financial statements or had an opportunity to review them with management. As the result, there remains some due diligence to be completed, which – with your full cooperation – should be accomplished within one week. And, having just received a proposed revision of the draft merger agreement late yesterday and with the ancillary agreements yet to be completed, there remains the need for some further discussion and completion of the agreements. We are confident that this can be completed expeditiously. Nevertheless, we have endeavored to respond to your requirements in as fulsome a manner as practicable given the constraints to which we were subjected.

Appendix A sets forth the information you have specifically requested concerning our proposal.

Please note that this letter, including the Appendices attached hereto supersedes all of our prior communications, agreements and understandings, whether written or oral, with respect to the proposed Transaction, other than the confidentiality agreements previously entered into by the parties. This proposal will remain open until 5:00 pm Eastern Time, Wednesday, January 31, 2007 and we believe it should be possible to complete and sign definitive agreements for the proposed transaction before that time. We look forward to working with you to complete the proposed Transaction.

Very truly yours,

/s/ William Stinehart, Jr. William Stinehart, Jr., Co-Trustee Chandler Trust No. 1 and Chandler Trust No. 2

APPENDIX A

BID REQUIREMENTS

1.	Acquiror Identity: This proposal is being submitted by the Chandler Trusts. The acquisition of Tribune will be consummated through the merger of TFP Acquisition Corp., a newly-formed Delaware corporation (“Acquiror”), with and into Tribune with Tribune remaining as the surviving corporation. Attached hereto as Annex 1 is a list of the steps necessary to consummate the Transaction. Acquiror has not previously engaged in business and has no material assets. It will be capitalized through the sale of its stock to the Chandler Trusts and its co-investors (the “Investors” and together with the Chandler Trusts, the “Consortium”) immediately prior to the Transaction. Each Investor will acquire shares of Acquiror common stock in exchange for their equity contribution and the Chandler Trusts will acquire their shares of Acquiror common stock, cash and Acquiror notes in exchange for their contribution of all shares of Tribune held by the Chandler Trusts. We anticipate that following the consummation of these transactions, the Chandler Trusts will hold 51% of the outstanding equity of Acquiror and the Investors will hold the remaining 49%.

The certificate of incorporation and bylaws of Acquiror are attached hereto as Annexes 2 and 3, respectively. The board of directors of Acquiror will be comprised of nine members, five of which will be designated by the Chandler Trusts and four of which will be designated by the other Investors. Additionally, certain extraordinary transactions will require the supermajority vote of the board of directors. We anticipate that the members of the Consortium will also enter into a customary stockholders agreement which provides for customary tag-along rights, drag-along rights and rights of first refusal, as well as customary registration rights.

2.	Equity Purchase Price: As described above, the aggregate consideration offered to acquire 100% of the outstanding common stock consists of $ 19.30, payable in cash and all of the outstanding stock of Tribune Broadcasting. As set forth above, we estimate the value of the total consideration to be received by Tribune stockholders, other than the Chandler Trusts (and certain entities affiliated with Tribune) to be $31.70 per share. Set forth in Annex 4 attached hereto is a list of Tribune’s assets that will be transferred to Tribune Broadcasting in connection with the Transaction.

3.	Sources and Uses of Funds: Annex 5 attached hereto sets forth the sources and uses of funds for the Transaction, and the post-closing capital structure.

4.

Financing: We are working in conjunction with two private equity firms, who are prepared to join us in committing to this Transaction on the terms set forth in this letter. Together, this group has sufficient equity to consummate the proposed Transaction. If you wish to confirm the level of their interest you may contact their representatives at the telephone numbers set forth on Annex 6. We are also engaged in ongoing discussions with other prospective investors who have signed confidentiality agreements and are in the process of completing due diligence, several of which are strategic investors. In addition, we have received several inquiries from parties who have not signed confidentiality agreements, but who have expressed strong interest in participating in the transaction. As a result, we have a high degree of confidence that all required equity investments will be committed at the time the Merger Agreement is signed.

Upon the execution of a definitive Merger Agreement, we will have commitments for equity financing aggregating $645.9 million from one or more Investors and the Chandler Trusts will collectively provide an additional $672.3 million in equity financing through the contribution of all of the shares of Tribune common stock to Acquiror in exchange for shares of Acquiror as described more fully in Section 1 above. The aggregate equity financing to be provided by the Consortium is $1318.2. We confirm that the trustees of the Chandler Trusts have approved the proposed Transaction including the equity contribution described herein. The form of equity commitment letter and form of limited guarantee with respect to Acquiror’s obligations pursuant to the Merger Agreement (as defined below) that each member of the Consortium will enter into upon execution of the Merger Agreement are attached hereto as Annex 7A and 7B, respectively.

The debt financing for the Transaction contemplated by this letter is fully committed. Specifically, we have obtained the commitment of Goldman Sachs Credit Partners L.P., Merrill Lynch Capital Corporation and Citicorp North America, Inc. to provide the aggregate debt financing necessary to consummate the Transaction. Attached hereto as Annex 8A are the commitment papers reflecting the terms and conditions of the financing arrangements to be entered into by Acquiror and attached hereto as Annex 8B are the commitment papers reflecting the terms and conditions of the financing arrangements to be entered into by Tribune Broadcasting. We anticipate that the financing arrangements described therein can be closed within six months from the delivery of Tribune’s audited financial statements for the fiscal year ended December 31, 2006.

Should you have any questions or comments regarding the financing package, please direct your inquiries to the following:

Chandler Trusts

Attn: Thomas Unterman

c/o Rustic Canyon Partners

Tel: 310-998-8002

Fax: 310-998-8012

Email: tom@rusticcanyon.com

Goldman Sachs & Co.

Michael Smith

Tel: 212-902-5156

Fax: 212-357-4451

Email: mike.smith@gs.com

Goldman Sachs Credit Partners L.P.

Matt DeFusco

Tel: (212) 902-8379

Fax: (212) 256-4321

Email: matthew.defusco@gs.com

Merrill Lynch Capital Corporation

Mitchell Marcus

Tel: (312) 869-6210

Fax: (312) 869-6262

Email: mitchell_marcus@ml.com

Citicorp North America, Inc.

Timothy Dilworth

Tel: (212) 723-9641

Fax: (212) 723-8958

Email: timothy.p.dilworth@citigroup.com

5.	Agreement: Attached hereto as Annex 9 is the form of Agreement and Plan of Merger (the “Merger Agreement”), attached hereto as Annex 10 is the form Separation and Distribution Agreement (the “Separation Agreement”) and attached hereto as Annex 11 is the form of certain ancillary agreements in connection with the Separation Agreement (the “Ancillary Agreements” and together with the Merger Agreement and the Separation Agreement, the “Agreements”), in each case, marked to show changes from the initial drafts distributed by Tribune’s counsel. As we did not receive a revised draft of the Merger Agreement from Tribune’s counsel until the evening of January 16, the attached draft does not address any issues presented by such revisions. We are prepared to discuss the remaining issues and are confident that agreement can be reached without delay.

6.	Completion of Due Diligence: Although we have made substantial progress in our due diligence review of Tribune, as we have previously advised your representatives, further information is required for us and our Investors to complete our review. Attached as Annex 12 is a list of remaining due diligence items we would like to receive. These outstanding items relate primarily to the following issues: (a) ascertaining the mechanics and transaction service charges and expenses of effecting the creation and spin-off of Tribune Broadcasting and (b) financial and accounting due diligence including the completion of separate company financial statements for Tribune and Tribune Broadcasting pro forma to give effect to the Transaction. Specifically, we have not seen final results of operations for the fourth quarter and fiscal year ended December 31, 2006. We are prepared to travel to Chicago immediately for this purpose and we believe that with your full cooperation, the work can be completed within one week.

7.	Necessary Approvals: We anticipate that the following approvals will be required in order to consummate the Transaction.

•	Approval by 80% of the stockholders of Tribune. In connection with obtaining stockholder approval, we contemplate entering into a voting agreement with the Robert R. McCormick Tribune Foundation and the Cantigny Foundation in the form attached hereto as Annex 13.

•	Any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired.

•	Approval of the FCC for the Transaction and the transfer of any applicable FCC licenses in connection therewith. Since the separation of Tribune Broadcasting will eliminate issues under the FCC cross-ownership rules, we do not anticipate any material issues in obtaining FCC approval.

•	Tribune shall have obtained a private letter ruling from the Internal Revenue Service that the contribution of assets to Tribune Broadcasting and the distribution of Tribune Broadcasting stock to tribune stockholders in connection with the Transaction will qualify as a tax-free spin-off. We estimate that it will take approximately 4 months in order to obtain such ruling.

•	The Registration Statement with respect to the shares of Tribune Broadcasting common stock shall have become effective under the Securities Act of 1933.

We do not anticipate any concerns with obtaining the above listed approvals. More specifically, the structure of the Transaction eliminates many of the issues that might require more scrutiny by the FCC and we have been informed that our counsel has informally discussed the tax ruling described above with the Internal Revenue Service and does not anticipate any issue with obtaining such ruling.

We confirm that all approvals required in order for the Chandler Trusts to enter into the Transaction have been obtained.

8.	Estimates of Time Between Signing and Closing: Timing of the consummation of the Transaction will be largely dependent upon the delivery of audited historical and pro forma financial statements for Tribune and Tribune Broadcasting. We believe the Transaction can be consummated within six months of the date such financial statements are prepared and delivered to us.

9.	Contacts: Should you have any questions or comments regarding the foregoing proposal, please direct your inquiries to the following:

Thomas Unterman

Rustic Canyon Partners

Tel: 310-998-8002

Fax: 310-998-8012

Email: tom@rusticcanyon.com

or

Michael Smith

Goldman, Sachs & Co.

Tel: 212-902-5156

Fax: 212-357-4451

Email: mike.smith@gs.com